UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Departure and Appointment of a Director

Resignation and Appointment of Director

On August 7, 2026, Mr. Xiaohui Li notified JIADE LIMITED (the “Company”) of his resignation as a director and Joint-Chief Executive Officer, effective August 7, 2026. Mr. Li has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Li’s departure, on August 7, 2026, the board of directors of the Company (the “Board”) appointed Mr. Kunqi Bai as a director of the Company. Since August 2005, Mr. Bai has served as the executive deputy general manager of Sichuan Huifeng Western Enterprise Management Co., Ltd., a subsidiary of Sichuan Normal University Investment Co., Ltd., where he is responsible for the management of the company’s day-to-day operations. From May 2024 to January 2025, Mr. Bai served as a director of the Company, participating in the oversight of the Company’s corporate governance, strategic initiatives, and other matters requiring board approval. Mr. Bai received his associate’s degree in law from Central Radio and Television University in 2005, and his bachelor’s degree in Chinese Language and Literature from Sichuan Normal University in 2007.

Mr. Bai does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: August 7, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chief Executive Officer